Exhibit 11.0

COMPUTATION OF EARNINGS PER SHARE

	Three months ended	Three months ended
	March 31, 2008	March 31, 2007

Income available to common stockholders	$2,129	$383,333

Weighted average shares outstanding	2,643,551	2,675,233

Basic earnings per share	$0.001	$0.143

Income for diluted earnings per share	$2,129	$383,333

Total weighted average common shares and equivalents outstanding for diluted computation	2,643,551	2,675,233

Diluted earnings per share	$0.001	$0.143